SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D/A
                               AMENDMENT  NO. 2

                    Under the Securities Exchange Act of 1934

                           Digital Data Networks, Inc.
            --------------------------------------------------------
                                (Name of issuer)

                           Common Stock, no par value
            --------------------------------------------------------
                         (Title of class of securities)


            --------------------------------------------------------
                                 (CUSIP number)

                                 Whiterock, Inc.
                             Kevan Casey, President
                            7110 Brittmore, Suite 300
                              Houston, Texas 77041
                                 (713) 502-4110
            --------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                     12/7/2000
            --------------------------------------------------------
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g) check the following box / /.

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7(b) for other parties to whom copies are to be sent.

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                             CUSIP No._____________

 (1)  Names  of  Reporting  Persons.
      S.S.  or  I.R.S.  Identification  Nos.  of  Above  Persons

            Whiterock,  Inc.
--------------------------------------------------------------------------------
 (2)  Check  the  Appropriate  Box  if  a  Member  of  a  Group*
            (a)  /  /
            (b)  /  /
--------------------------------------------------------------------------------
 (3)  SEC  Use  Only

--------------------------------------------------------------------------------
 (4)  Source  of  Funds*
            OO
--------------------------------------------------------------------------------
 (5)  Check  Box  if  Disclosure  of  Legal  Proceedings is Required Pursuant to
      Items  2(d)  or 2(e)                                                  / /
--------------------------------------------------------------------------------
 (6)  Citizenship  or  Place  of  Organization
      Texas
--------------------------------------------------------------------------------
               (7)  Sole  Voting  Power
                    328,500
   NUMBER  OF       ------------------------------------------------------------
    SHARES     (8)  Shared  Voting  Power
 BENEFICIALLY       None
   OWNED BY         ------------------------------------------------------------
     EACH      (9)  Sole  Dispositive  Power
  REPORTING
 PERSON WITH        328,500
--------------------------------------------------------------------------------
              (10)  Shared  Dispositive  Power
                    None
--------------------------------------------------------------------------------
(11)  Aggregate  Amount  Beneficially  Owned  by  Each  Reporting Person
      328,500
--------------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
      / /
--------------------------------------------------------------------------------
(13)  Percent  of  Class  Represented  by  Amount  in  Row  (11)
      14.2%
--------------------------------------------------------------------------------
(14)  Type  of  Reporting  Person*
            CO
--------------------------------------------------------------------------------

ITEM  1.  SECURITY  AND  ISSUER.

     The title of the class of equity securities to which this statement relates is common stock, no par value (the "Common Stock") of Digital Data Network, Inc. (the "Company"), a Washington corporation, with its principal place of business at address 3102 Maple Avenue, Suite 230, Dallas, Texas 75201

ITEM  2.  IDENTITY  AND  BACKGROUND.

  (a)   Whiterock,  Inc.,  a  Texas  corporation

  (b) Whiterock is principally engaged in the business of investments. Its principal address is 7110 Brittmore, Suite 300, Houston, Texas 77041.

     The name and principal occupation or employment of the executive officers, directors and controlling persons of Whiterock, Inc. are set forth below.

     Kevan Casey. Mr. Casey is the founder, CEO, president and chairman of the board of White Rock. Mr. Casey has served as chairman and CEO since April 1999. From May 1998 through December 1999, Mr. Casey served as a director, president and CEO of United Computing Group, Inc. and United Consulting Group, Inc., two companies which he founded in May 1998. Mr. Casey resigned as director of both companies in December after selling his ownership interests in the entities, but continues to serve as their president and CEO. Previously, Mr. Casey served as a Sales Consultant for GE Capital IT Solutions from 1997 until leaving to form United Computing and United Consulting. From January 1993 through October 1996, Mr. Casey served as vice president of E-C Computer Technical Services, Inc., a Houston, Texas value-added reseller, until E-C Computer Technical Services was acquired by Intelligent Electronics Corporation, after which Mr. Casey served the vice president of Intelligent Electronics' Houston operations.

  (c)   Not  applicable.

  (d)   Not  applicable.

  (e)   Not  applicable.

  (f)   Not  applicable.

ITEM  3.  SOURCE  AND  AMOUNTS  OF  FUNDS  OR  OTHER  CONSIDERATIONS.

     Whiterock, Inc. acquired 328,500 shares of Common Stock for consideration of approximately $60,750, from loans between Whiterock and Kevan Casey.

ITEM  4.  PURPOSE  OF  TRANSACTION.

     The Reporting Person acquired and continues to hold the securities of the Issuer for investment purposes. The Reporting Person does not have any present plans or proposals which relate to or would result in any of the items described in Item 4 of Schedule 13D.

ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER.

  (a)   328,500         14.2%


  (b) The number of shares of Common Stock as to which there is sole power to vote or to direct a vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Person is set forth in the cover pages hereto, and such information is incorporated herein by reference.

  (c)   None.

  (d)   None.

  (e)   None.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Not  applicable.

ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS.

     None.

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


DATED:  January 9, 2000

                                WHITEROCK,  INC.


                                      By:  /s/  Kevan Casey
                                         ------------------------
                                         Kevan  Casey,  President